Pricing supplement no. 1123
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-III dated May 6, 2009

02-#09-2011-R
Registration Statement No. 333-155535
Dated February 17, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$3,000,000
	Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index due March 6, 2012

General

- The notes are designed for investors who seek a return of twice the appreciation of the EURO STOXX 50® Index up to a maximum total return on the notes of 12.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 6, 2012†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes priced on February 17, 2011 and are expected to settle on or about February 23, 2011.

Key Terms

Index: EURO STOXX 50® Index (the "Index")

Upside Leverage Factor: 2

Payment at Maturity: If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to a Maximum Total Return on the notes of 12.00%. For example, if the Index Return is equal to or greater than 6.00%, you will receive the Maximum Total Return on the notes of 12.00%, which entitles you to a maximum payment at maturity of $1,120 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Return} \times 2)$$

If the Ending Index Level is equal to or less than the Initial Index Level by not more than 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%) \times 1.1111]$$

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 10%.

Buffer: 10%

Downside Leverage Factor: 1.1111

Index Return:
$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The closing level of the Index on the pricing date, which was 3064.54

Ending Index Level: The arithmetic average of the closing levels of the Index on each of the five Ending Averaging Dates

Ending Averaging Dates: February 24, 2012, February 27, 2012, February 28, 2012, February 29, 2012 and March 1, 2012†

Maturity Date: March 6, 2012†

CUSIP: 48125XFC5

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-III

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-III and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$3,000,000	$30,000	$2,970,000

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-35 of the accompanying product supplement no. 39-A-III.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-168 of the accompanying product supplement no. 39-A-III.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 17, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-III dated May 6, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 16, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-III dated May 6, 2009:

  http://www.sec.gov/Archives/edgar/data/19617/000089109209001844/e35300_424b2.pdf

- Prospectus supplement dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Information About the EURO STOXX 50® Index

The EURO STOXX 50® Index is calculated, maintained and published by STOXX Limited. STOXX Limited was formerly a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Following a change in the shareholders of STOXX Limited, the joint venture now comprises Deutsche Börse AG and SIX Group AG. In addition, on March 1, 2010, STOXX Limited announced the removal of the "Dow Jones" prefix from all of its indices, including the EURO STOXX 50® Index.

Accordingly, all references in the accompanying product supplement no. 39-A-III to the "Dow Jones EURO STOXX 50® Index" will be deemed to refer to the "EURO STOXX 50® Index." We have entered into a non-exclusive license with STOXX Limited (including its affiliates) for the right to use the EURO STOXX 50® Index in connection with the offering of securities, including the notes.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 3000 and reflect the Maximum Total Return on the notes of 12.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
5400.00	80.00%	12.00%
5100.00	70.00%	12.00%
4800.00	60.00%	12.00%
4500.00	50.00%	12.00%
4200.00	40.00%	12.00%
3900.00	30.00%	12.00%
3600.00	20.00%	12.00%
3450.00	15.00%	12.00%
3300.00	10.00%	12.00%
3180.00	6.00%	12.00%
3150.00	5.00%	10.00%
3075.00	2.50%	5.00%
3030.00	1.00%	2.00%
3000.00	**0.00%**	**0.00%**
2850.00	-5.00%	**0.00%**
2700.00	-10.00%	**0.00%**
2550.00	-15.00%	-5.56%
2400.00	-20.00%	-11.11%
2100.00	-30.00%	-22.22%
1800.00	-40.00%	-33.33%
1500.00	-50.00%	-44.44%
1200.00	-60.00%	-55.56%
900.00	-70.00%	-66.67%
600.00	-80.00%	-77.78%
300.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed in the table above (-100% to 80%). Your investment may result in a loss of some or all of your principal at maturity.



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing level of the Index increases from the Initial Index Level of 3000 to an Ending Index Level of 3150.
Because the Ending Index Level of 3150 is greater than the Initial Index Level of 3000 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 12%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 2) = \$1,100$$

Example 2: The closing level of the Index decreases from the Initial Index Level of 3000 to an Ending Index Level of 2700.
Although the Index Return is negative, because the Ending Index Level of 2700 is less than the Initial Index Level of 3000 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing level of the Index increases from the Initial Index Level of 3000 to an Ending Index Level of 3900.
Because the Ending Index Level of 3900 is greater than the Initial Index Level of 3000 and the Index Return of 30% multiplied by 2 exceeds the Maximum Total Return of 12%, the investor receives a payment at maturity of $1,120 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing level of the Index decreases from the Initial Index Level of 3000 to an Ending Index Level of 2400.
Because the Index Return is negative and the Ending Index Level of 2400 is less than the Initial Index Level of 3000 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Total Return on the notes of 12.00%, for a maximum payment at maturity of $1,120 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION OF THE EURO STOXX 50® INDEX** — The return on the notes is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the "Licensors"), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 39-A-III and "Supplemental Information About the EURO STOXX 50® Index" in this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-III. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-III dated May 6, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return of 12.00%, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing Index would have.
- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - the dividend rates on the equity securities underlying the Index;
    - interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the historical weekly closing levels of the Index from January 6, 2006 through February 11, 2011. The closing level of the Index on February 17, 2011 was 3064.54. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the pricing date or on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.